Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

This correspondence was distributed by Aon Corporation to its Aon Global colleagues and by Hewitt Associates, Inc. to its associates on August 12, 2010.

To:	Aon Global and Hewitt Associates

From:	Russ Fradin and Greg Besio

Date:	August 12, 2010

Re:	Aon Hewitt Integration Update: Integration Portal and Working Team Leaders

As we communicated last week to Hewitt and Aon Consulting team members, our integration planning effort is off to a great start. We are extremely excited about the potential of Aon Hewitt, and the expanded opportunities we will bring to our clients, our colleagues, and our shareholders. As part of our promise to keep you informed throughout the process, we have launched a shared portal for all Aon Consulting and Hewitt associates. Visit the portal regularly for the latest news on the integration effort, to learn more about both firms and our respective capabilities, and to get answers to a number of important questions you have raised. You can find a link to the portal from the Knowledge Exchange at Aon and The Source at Hewitt.

We have launched a three-tiered integration governance structure to achieve a quick and effective integration. Our goal is to maximize our collective strengths and minimize disruption to our respective businesses. The Integration Leadership Team (ILT) provides overall direction and confirms key decisions. The Integration Program Office (IPO) manages the planning process and ensures the teams have the information and support they need. Finally, the Integration Working Teams (IWT), co-led by Aon and Hewitt leaders, are responsible for developing the detailed integration work plans to manage all of the decisions that will allow a smooth transition to a combined business once the merger closes.

Today we are announcing the leaders for the working teams across each of the businesses and the functional support areas. Please keep in mind that these are integration planning teams and should not be interpreted as leadership appointments or an implied structure for the combined organization. These integration team leaders are on point to coordinate planning and facilitate decision-making with leaders in their respective areas. As you would expect with large global firms our size, there is much work to be done, and many more team members will be asked to support various integration activities. Most importantly, we are relying on the vast majority of our colleagues to continue delivering great service for their clients and great results for our respective firms between now and the close.

Now that our teams are up and running, it is very important that all integration activities be directed by these leaders. We know that you are anxious to help and participate in the process, but we must adhere to strict compliance requirements until the transaction is closed. Please do not respond to requests for data or agree to meetings on integration topics unless directed by the appropriate IWT leaders. If you have any questions about what is allowed, ask your leaders or contact Dan VanderWoude (Aon Global Strategy) or Kathleen Carroll (Hewitt Corporate Development & Strategy) for guidance.

We would like to extend a sincere thank you to these leaders who are taking on these roles in addition to their existing responsibilities. And a special thanks to all of our associates around the world for staying focused on delivering on our commitments to our clients, our colleagues, and our shareholders.

Best,

Consulting Working Teams

		Business Leaders		Working Team Leaders
		Aon	Hewitt	Aon	Hewitt
Consulting Integration Leadership		Bal Dail Kathryn Hayley	Yvan Legris Eric Fiedler	Arvind Ramakrishnan	Vince Coppola, Joe Tautges

Workstream Leaders
		Aon		Hewitt
Consulting Strategy		Arvind Ramakrishnan		Jay Godla
	Strategy	Lisa Caldwell, Cecil Hemingway, John Zern, Cindy Keaveney		Jay Godla, Mary Moreland, Ken Sperling, Joanne Dahm
United States	Revenue	Chris Michalak		Lana Hillebrand
	Cost	Lisa Caldwell, Cecil Hemingway, John Zern, Cindy Keaveney		Mary Moreland, Ken Sperling, Joanne Dahm
	Strategy	Eric Laberge		Sarah Beech
	Revenue	Marilynne Madigan		Anthony Perlman
Canada	Ben Admin	Eric Laberge		Shauna Cooper
	Cost	Lisa Caldwell Eric Laberge		Sarah Beech Andrew Butler
	Strategy	Alistair Connell		Andy Cox, Kevin Wesbroom
United Kingdom	Ben Admin	Stuart Heatley		Derek Morgan
& Ireland	Revenue	Alistair Connell		Mike Young
	Cost	Paul Bradley		Andy Cox
	Strategy	Piyush Chaudhari		Laurent Termignon
EMEA	Revenue	John Machon		Petra Slater
	Cost	James White		Nick Hardman
	Strategy	Edouard Merette		Smita Anand
Asia Pacific	Revenue	Anand Shankar		Sushant Upadhyay
	Cost	Edouard Merette		Smita Anand
Latin America	Strategy	Mary Jimenez Lisa Caldwell		Thierry de Beyssac
	Revenue	Mary Jimenez		Thierry de Beyssac

John Zern
	Cost	Mary Jimenez Lisa Caldwell	Thierry de Beyssac
	Strategy	Brian Dunn, Peter Kuels	Shekhar Purohit, Joanne Dahm, Andrew Udale
Global Comp*	Revenue	Brian Dunn, Linda Amuso	Shekhar Purohit, Joanne Dahm, Andrew Udale
	Cost	Brian Dunn, Michael Burke	Shekhar Purohit, Joanne Dahm, Andrew Udale
	Strategy	Piyush Chaudhari	Ian Hinton
Global Benefits*	Revenue	Mark Sullivan	Brian Makuck
	Cost	Francois Choquette	Ian Hinton

*We will address other practice-level planning within the working teams above and form other global practice workstreams if needed.

Benefits Administration Working Teams

	Business Leaders		Working Team Leaders
	Aon	Hewitt	Aon	Hewitt
Benefits Administration Integration Leadership	Kathryn Hayley	Kristi Savacool	Arvind Ramakrishnan	Matt Mann

Workstream Leaders
	Aon		Hewitt
Strategy	Arvind Ramakrishnan		Todd Babbitz
U.S. — Large Market Businesses	Ken Haderer, Lisa Caldwell		Maureen Scholl, Regina Brab
U.S. — Mid Market Businesses	Ken Haderer, Lisa Caldwell		Craig Maloney
Canada Operations	Eric Laberge		Shauna Cooper
UK Operations	Stuart Heatley		Derek Morgan
LATAM Operations	Mary Jimenez Olariago		Cheryl Fitch
India Operations	James White		Troy Mills, Arjun Singh
Domain Leadership	Shaka Maharajh		Brad Anderson
Implementations	Kevin Kornoelje		Greg Haecker
Customer Service	Kevin Kornoelje		Brad Anderson
Operations & Quality	James White		Blythe Kazmierczak
Point Solutions	Ken Haderer		Mike Rogalski

HR Business Process Outsourcing (HR BPO) Working Teams

	Business Leaders		Working Team Leaders
	Aon	Hewitt	Aon	Hewitt
HR BPO Integration Leadership	Kathryn Hayley	Jim Konieczny	Bob Lopes	Brad Nunemaker

Workstream Leaders
	Aon		Hewitt
Recruitment Process Outsourcing	Kathryn Hayley		Jim Konieczny

Functional Area Working Teams

Working Team Leaders
	Aon		Hewitt
Sales & Accounts	Kathryn Hayley, Baljit Dail, Chris Michalak		Mike Wright, Richele Soja, Eric Watkins
Marketing & Comms	Lisa Kaplan		Julie Macdonald
Tax	TBD/ Scott Ordway		Gene McCluskey
HR	Neela Seenandan		Tracy Keogh
Finance	Scott Ordway		Joe Tautges
IT	Ash Patel		David Baruch
Real Estate	Roy Keller		Betsy Hagan
Legal	Peter Lieb		Mark Sproat
Security Risk Management	Greg Besio		Brian Ivie
Global Sourcing	Lewis Love		Arjun Singh
Third Party Vendors	Lewis Love		Mark Power
Integration Communications	Todd Connor		Julie Macdonald

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and Hewitt.  In connection with the proposed merger, Aon filed with the SEC a registration statement on Form S-4 that included a preliminary joint proxy statement of Aon and Hewitt that also constitutes a preliminary prospectus of Aon, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. At the appropriate time, Aon and Hewitt will mail the definitive joint proxy statement/prospectus regarding the proposed merger to their respective stockholders. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.